UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549
------------------------------------------------------------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                      TAKE-TWO INTERACTIVE SOFTWARE, INC.
                      -----------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
               -------------------------------------------------
                        (Title of Class of Securities)

                                   874054109
                              -------------------
                                (CUSIP Number)

                                 Mark Horowitz
                                General Counsel
                       Glenview Capital Management, LLC
                         767 Fifth Avenue, 44th Floor
                           New York, New York 10153
                                (212) 812-4700
                           -----------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              December 21, 2006
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 9 Pages

                                 SCHEDULE 13D

CUSIP No.: 874054109                                        Page 2 of 9 Pages

................................................................................
1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).


       GLENVIEW CAPITAL MANAGEMENT, LLC
................................................................................
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Source of Funds (See Instructions)

       Not Applicable
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       [  ]
-------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
................................................................................
               7.    Sole Voting Power         4,883,372
Number of      ................................................................
Shares         8.    Shared Voting Power       None
Beneficially   ................................................................
Owned by Each  9.    Sole Dispositive Power    4,883,372
Reporting      ................................................................
Person With    10.   Shared Dispositive Power None
................................................................................
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       4,883,372
................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        [   ]
................................................................................
13.    Percent of Class Represented by Amount in Row (11)

       6.7% based on 72,548,823 shares outstanding as of June 2, 2006.
................................................................................
14.    Type of Reporting Person:

       OO

                                 SCHEDULE 13D

CUSIP No.: 874054109                                        Page 3 of 9 Pages

................................................................................
1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).


       GLENVIEW CAPITAL GP, LLC
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Source of Funds (See Instructions)

       Not Applicable
-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       [  ]
-------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
................................................................................
               7.    Sole Voting Power         None
Number of      ................................................................
Shares         8.    Shared Voting Power       4,883,372
Beneficially   ................................................................
Owned by Each  9.    Sole Dispositive Power    None
Reporting      ................................................................
Person With    10.   Shared Dispositive Power  4,883,372
................................................................................
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       4,883,372
................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        [   ]
................................................................................
13.    Percent of Class Represented by Amount in Row (11)

       6.7% based on 72,548,823 shares outstanding as of June 2, 2006.
................................................................................
14.    Type of Reporting Person:

       OO

                                 SCHEDULE 13D

CUSIP No.: 874054109                                        Page 4 of 9 Pages
................................................................................
1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).


       GLENVIEW CAPITAL MASTER FUND, LTD.
................................................................................
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Source of Funds (See Instructions)

       Not Applicable
................................................................................
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       [  ]
................................................................................
6.     Citizenship or Place of Organization

       Cayman Islands, British West Indies
................................................................................
               7.    Sole Voting Power         None
Number of      ................................................................
Shares         8.    Shared Voting Power       3,041,992
Beneficially   ................................................................
Owned by Each  9.    Sole Dispositive Power    None
Reporting      ................................................................
Person With    10.   Shared Dispositive Power  3,041,992
................................................................................
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       3,041,992
................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        [ X  ]
................................................................................
13.    Percent of Class Represented by Amount in Row (11)

       4.2% based on 72,548,823 shares outstanding as of June 2, 2006.
................................................................................
14.    Type of Reporting Person:

       CO

                                 SCHEDULE 13D

CUSIP No.: 874054109                                        Page 5 of 9 Pages
................................................................................
1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).


       LAWRENCE M. ROBBINS
................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................
3.     SEC Use Only
................................................................................
4.     Source of Funds (See Instructions)

       Not Applicable

-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       [  ]
-------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States of America
................................................................................
               7.    Sole Voting Power         None
Number of      ................................................................
Shares         8.    Shared Voting Power       4,883,372
Beneficially   ................................................................
Owned by Each  9.    Sole Dispositive Power    None
Reporting      ................................................................
Person With    10.   Shared Dispositive Power  4,883,372
................................................................................
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       4,883,372
................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        [   ]
................................................................................
13.    Percent of Class Represented by Amount in Row (11)

       6.7% based on 72,548,823 shares outstanding as of June 2, 2006.
................................................................................
14.    Type of Reporting Person:

       IA

                                                              Page 6 of 9 Pages


            This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Shares"), of Take-Two Interactive Software, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated March 9, 2006 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 1 to the Schedule 13D is being filed by the Reporting Persons to report that the number of Shares that the Reporting Persons may be deemed to beneficially own has decreased by more than one percent of the current amount of outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Schedule 13D is amended as follows.

Item 1.     Security and Issuer:

            This Statement relates to the Shares. The address of the principal executive office of the Issuer is 622 Broadway, New York 10012.

Item 2.     Identity and Background:

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)    Glenview   Capital   Management,   LLC  ("Glenview   Capital
                  Management");
            ii)   Glenview Capital GP, LLC ("Glenview Capital GP");
            iii) Glenview Capital Master Fund, Ltd. ("Glenview Capital Master Fund"); and
            iv)   Lawrence M. Robbins ("Mr. Robbins").

            This  Statement  relates to the Shares  held for the  accounts  of
Glenview Capital Master Fund, Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

            The principal business address of each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 5.     Interest in Securities of the Issuer:

            According to information filed by the Issuer with the Securities and Exchange Commission in its most recent amendment to the Issuer's quarterly report on Form 10-Q, the number of Shares outstanding was 72,548,823 as of June 2, 2006.

            (a) (i) Each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed the beneficial owner of 4,883,372 Shares (approximately 6.7% of the total number of Shares outstanding). This amount consists of (A) 238,040 Shares held for the account of Glenview Capital Partners, (B) 3,041,992 Shares held for the account of Glenview Capital Master Fund, (C) 1,356,663 Shares held for the account of Glenview Institutional Partners, (D) 191,496 Shares held for

                                                              Page 7 of 9 Pages


the account of GCM Little Arbor Master Fund, (E) 52,058 Shares held for the account of GCM Little Arbor Institutional Partners, and (F) 3,123 Shares held for the account of GCM Little Arbor Partners.

                  (ii) Glenview Capital Master Fund may be deemed to be the beneficial owner of the 3,041,992 Shares (approximately 4.2% of the total number of Shares outstanding), held for its account.

            (b) (i) Glenview Capital Management may be deemed to have sole power to direct the voting and disposition of the 4,883,372 Shares that it may be deemed to beneficially own as set forth above.

                  (ii) Each of Glenview Capital GP and Mr. Robbins may be deemed to have shared power to direct the voting and disposition of the 4,883,372 Shares that each of Glenview Capital GP and Mr. Robbins may be deemed to beneficially own as set forth above.

                  (iii) Glenview Capital Master Fund may be deemed to have shared power to direct the voting and disposition of the 3,041,992 Shares that it may be deemed to beneficially own as set forth above.

            (c) The trading dates, number of shares purchased and price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Annex A hereto.

            (d) Not applicable.

            (e) As of December 21, 2006, Glenview Capital Master Fund ceased to be the beneficial owner of more than five percent of the Shares.

                                                              Page 8 of 9 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2006              GLENVIEW CAPITAL MANAGEMENT, LLC


                                     By:    /s/ Lawrence M. Robbins
                                            ---------------------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: December 26, 2006              GLENVIEW CAPITAL GP, LLC


                                     By:    /s/ Lawrence M. Robbins
                                            ---------------------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: December 26, 2006              GLENVIEW CAPITAL MASTER FUND, LTD.

                                     By:   Glenview Capital Management, LLC
                                           As Investment Manager.


                                     By:    /s/ Lawrence M. Robbins
                                            ---------------------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: December 26, 2006              LAWRENCE M. ROBBINS


                                     /s/ LAWRENCE M. ROBBINS
                                     ----------------------------------------

                                    ANNEX A

                   RECENT TRANSACTIONS IN THE SECURITIES OF
                      TAKE-TWO INTERACTIVE SOFTWARE, INC.

A. Transactions for the account of Glenview Capital Master Fund, Ltd. in the past 60 days.

-------------------------------------------------------------------------------
Date of Transaction  Nature of Transaction  Number of Shares    Price per Share
-------------------------------------------------------------------------------
    12/21/2006              SALE               1,716,100                 $19.25
-------------------------------------------------------------------------------

B. Transactions for the account of Glenview Institutional Partners, L.P. in the past 60 days.

-------------------------------------------------------------------------------
Date of Transaction  Nature of Transaction  Number of Shares    Price per Share
-------------------------------------------------------------------------------
    12/21/2006              SALE                 956,500                 $19.25
-------------------------------------------------------------------------------

C. Transactions for the account of Glenview Capital Partners, L.P. in the past 60 days.

-------------------------------------------------------------------------------
Date of Transaction  Nature of Transaction  Number of Shares    Price per Share
-------------------------------------------------------------------------------
    12/21/2006              SALE                 175,800                 $19.25
-------------------------------------------------------------------------------

D. Transactions for the account of GCM Little Arbor Partners, L.P. in the past 60 days.

-------------------------------------------------------------------------------
Date of Transaction  Nature of Transaction  Number of Shares    Price per Share
-------------------------------------------------------------------------------
    12/21/2006              SALE                   2,100                 $19.25
-------------------------------------------------------------------------------

E. Transactions for the account of GCM Little Arbor Master Fund, Ltd. in the past 60 days.

-------------------------------------------------------------------------------
Date of Transaction  Nature of Transaction  Number of Shares    Price per Share
-------------------------------------------------------------------------------
    12/21/2006              SALE                 119,700                 $19.25
-------------------------------------------------------------------------------

F. Transactions for the account of GCM Little Arbor Institutional Partners, L.P. in the past 60 days.

-------------------------------------------------------------------------------
Date of Transaction  Nature of Transaction  Number of Shares    Price per Share
-------------------------------------------------------------------------------
    12/21/2006              SALE                  29,800                 $19.25
-------------------------------------------------------------------------------